UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): September 16, 2009

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices) (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address) (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Ashland Inc.'s Senior Vice President and Chief Financial Officer, Lamar M. Chambers, is scheduled to speak at 11:00 a.m. this morning at the Credit Suisse Chemical and Ag Science Conference in New York City. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1, and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Item 9.01. Financial Statements and Exhibits

   (d)   Exhibits

99.1   Presentation slides dated September 16, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

September 16, 2009	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   Presentation slides dated September 16, 2009.

Exhibit 99.1



22nd Annual Credit Suisse Chemical and Ag Science Conference
September 16, 2009

Lamar M. Chambers, Senior Vice President and Chief Financial Officer

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends; management plans and strategies; operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials; legal proceedings and claims (including environmental and asbestos matters); and weather. These risks and uncertainties may cause actual operating results to differ materially from those stated, projected or implied. Other risks and uncertainties include the possibility that the benefits anticipated from Ashland's acquisition of Hercules will not be fully realized; Ashland's substantial indebtedness may impair its financial condition; the restrictive covenants under the debt instruments may hinder the successful operation of Ashland's business; future cash flow may be insufficient to repay the debt; and other risks that are described in filings made by Ashland with the Securities and Exchange Commission (the "SEC"). Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors, uncertainties and risks affecting Ashland are contained in Ashland's periodic filings made with the SEC, including its Form 10-K for the fiscal year ended Sept. 30, 2008, and Form 10-Q for the quarters ended Dec. 31, 2008, and March 31 and June 30, 2009, which are available on Ashland's Investor Relations website at http://investor.ashland.com or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

ASHLAND.

Strong Leadership Positions in the Markets We Serve

Ashland

Ashland Aqualon Functional Ingredients	Ashland Hercules Water Technologies	Ashland Performance Materials	Ashland Consumer Markets (Valvoline)	Ashland Distribution
#2 global producer of cellulose ethers	*#1 global producer of specialty papermaking chemicals*	*#1 global leader in unsaturated polyester resins and vinyl ester resins*	*#3 passenger-car motor oil and #2 quick-lube chain in the United States*	*#2 plastics and #3 chemicals distributor in North America*

ASHLAND.

Corporate Profile

Pro Forma Ongoing EBITDA[1]

By Commercial Unit



- **Specialty chemicals provide 60 percent of EBITDA**
- **More than 25 percent from renewable materials**

NYSE Ticker Symbol:	ASH
Employees:	~15,000
Countries in which Ashland has sales:	More than 100

[1] For the 12 months ended June 30, 2009.

ASHLAND.

Trailing 12 Months' Pro Forma[1]

Sales and Operating Revenue

By Commercial Unit



Ashland Distribution 37%
Ashland Hercules Water Technologies 20%
Ashland Performance Materials 14%
Ashland Aqualon Functional Ingredients 11%
Ashland Consumer Markets 18%

By Geography



North America 68%
Europe 21%
Asia Pacific 7%
Latin America/ Other - 4%

- 32 percent of total revenue comes from outside North America

[1] For the 12 months ended June 30, 2009, including intersegment sales.

ASHLAND.

Ashland Vision for the Future

> **To be a leading, global specialty chemicals company that is a market leader in all major businesses**

- Building on three growth platforms
  - Ashland Aqualon Functional Ingredients
  - Ashland Hercules Water Technologies
  - Ashland Performance Materials
- Investing in two primary chemistries
  - Water-soluble polymers
  - Thermoset resins

- Sharing three common capabilities
  - Application expertise
  - Formulation expertise
  - Polymerization expertise
- Focusing on five key markets
  - Paper and packaging
  - Personal care
  - Pharmaceutical
  - Construction
  - Transportation

ASHLAND.

Ashland Aqualon Functional Ingredients

A global leader in managing rheology of water-based systems

<u>For the 12 Months Ended June 30, 2009</u>

Pro Forma Revenue: $1.0 billion

Pro Forma Ongoing EBITDA: $216 million

Pro Forma Ongoing EBITDA Margin: 21.6%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources - Water-soluble polymers (cellulose ethers and guar derivatives) - Refined wood rosin and natural wood terpenes
Markets	• Water-based paints • Regulated markets - Personal care - Food - Pharmaceuticals • Construction • Paper coatings • Oilfield (chemicals and drilling muds)



Coatings 26%
Construction 21%
Energy & Spec Solutions 25%
Regulated Industries 28%

Revenue by Market



Stumpwood Derivatives
MC 22%
Guar - 10%
6%
HEC 28%
Other 17%
CMC 17%

Revenue by Product



Latin America/ Other - 4%
Asia Pacific 17%
Europe 37%
North America 42%

Revenue by Geography

ASHLAND.

Ashland Aqualon Functional Ingredients
Strategy

- Use leadership position in cellulose ethers to drive growth through product innovation and geographic expansion

- Invest in additional water-soluble polymers that can be leveraged across multiple growth platforms and markets

- Leverage deep customer relationships in core markets (coatings, construction, personal care and pharmaceutical) to introduce high-value complementary products

ASHLAND.

Ashland Hercules Water Technologies
A major global supplier of process and functional chemicals

For the 12 Months Ended June 30, 2009
Pro Forma Revenue: $1.9 billion
Pro Forma Ongoing EBITDA: $165 million
Pro Forma Ongoing EBITDA Margin: 8.7%

Revenue
by Market



Revenue
by Geography



Latin America/
Other - 6%

Business Overview	
Customers/ Markets	• Pulp and paper processing • Industrial and institutional • Mining • Municipal wastewater treatment
Products/ Services	• Process chemicals for microbial and contaminant control, pulping aids and retention aids • Functional chemicals for sizing and wet strength • Utility water treatments • Process water treatments

ASHLAND.

Ashland Hercules Water Technologies
Strategy

- Build upon leadership in specialty papermaking chemicals through product-line extension and geographic expansion

- Extend best-in-class, market-focused business model to additional water-intensive verticals, leveraging core process chemical technologies

- Continue to optimize operational efficiency of high-volume functional chemical assets

ASHLAND.

Ashland Performance Materials

A global leader in specialty chemicals

<u>For the 12 Months Ended June 30, 2009</u>

Pro Forma Revenue: $1.3 billion

Pro Forma Ongoing EBITDA: $81 million

Pro Forma Ongoing EBITDA Margin: 6.3%

Revenue by Market



Ind. Constr. 30%
Trans-portation 18%
Res. Constr. 11%
Pkg. & Converting 18%
Marine 9%
Infra-structure 14%

Revenue by Geography



North America 56%
Europe 27%
Latin America/ Other - 8%
Asia Pacific - 9%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/ Services	• Adhesives and Composites - Unsaturated polyester resins - Vinyl ester resins - Gelcoats - Pressure-sensitive adhesives - Structural adhesives - Specialty resins • Casting Solutions - Foundry binder resins - Chemicals - Sleeves and filters - Design services
Markets	• Construction, packaging and con-verting, transportation and marine

ASHLAND

Strategy

- Use market insight and thermoset chemistry expertise to create innovative substitutes that are stronger, lighter and more resistant than traditional materials for transportation, construction and infrastructure markets

- Use leadership position in unsaturated polyester resins and vinyl ester resins to catalyze growth in Brazil, Russia, India and China

- Further build position in packaging and converting market, leveraging historical strength in high-end, solvent-based adhesives, while growing through new water-based and radiation-cured technologies

ASHLAND.

Ashland Consumer Markets: *A leading worldwide marketer of premium-branded automotive lubricants and chemicals*

For the 12 Months Ended June 30, 2009
Pro Forma Revenue: $1.7 billion
Pro Forma Ongoing EBITDA: $227 million
Pro Forma Ongoing EBITDA Margin: 13.4%

Revenue by Product Line



- Chemicals - 6%
- Antifreeze - 5%
- Appearance products - 3%
- Filters - 2%
- Lubricants 84%

Revenue by Market Channel



- DIFM: Installer channel 29%
- DIFM: Valvoline Instant Oil Change - 11%
- Specialty/Other - 2%
- Valvoline Int'l 20%
- Do-It-For-Me 40%
- Do-It-Yourself 38%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors
Products/ Services	• Valvoline® lubricants and automotive chemicals • MaxLife® lubricants for high-mileage vehicles • SynPower® synthetic motor oil • Eagle One® and Car Brite® appearance products • Zerex® antifreeze • Valvoline Instant Oil Change® service
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

ASHLAND.

Finished Lubricants Market Structure

U.S. Passenger-Car Motor Oil Market

Do-It-Yourself Channel:
~25 percent

Three brands represent ~50 percent of segment:
- Castrol (BP)
- Valvoline (Ashland)
- Pennzoil (Shell)

- Mobil (Exxon)
- Quaker State (Shell)
- Private label (approximately 30 percent of market)

Do-It-For-Me Channel:
~75 percent

Four companies represent ~90 percent of segment:
- Shell (Shell, Pennzoil and Quaker State)
- ExxonMobil (Mobil, OEM)
- Ashland (Valvoline)
- BP (Castrol)

- Regional blenders

Sources: Internal estimates and various.

ASHLAND.

Ashland Consumer Markets
Strategy

- Use superior consumer insight to create channel-focused solutions that leverage the Valvoline brand

- Build brand loyalty in key growth segments within D-I-Y channel, such as youth and Hispanics, through highly targeted advertising, promotions and programs

- Continue to deliver preferred customer experience in D-I-F-M channel through superior employee training, store traffic optimization, point-of-sale enhancements and highly targeted service offerings

- Develop and strengthen distribution network for both passenger-car and commercial lubricants in international markets

ASHLAND.

Ashland Distribution
A leading North American chemicals and plastics distributor

For the 12 Months Ended June 30, 2009
Pro Forma Revenue: $3.4 billion
Pro Forma Ongoing EBITDA: $88 million
Pro Forma Ongoing EBITDA Margin: 2.6%

Revenue by Market



- Construction 24%
- Other 15%
- Trans-portation 15%
- Chemical Mfg. - 11%
- Paint & Coatings - 10%
- Retail Consumer - 8%
- Personal Care - 7%
- Medical - 6%
- Marine - 4%

Revenue by Product Line



- Chemicals 49%
- Plastics 39%
- Composites 9%
- Environmental Services/Other - 3%

Business Overview	
Customers	• Diversified customer base in North America and Europe
Products/ Services	• More than 28,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Transportation • Chemical manufacturing • Paint and coatings • Retail consumer • Personal care • Medical • Marine

ASHLAND.

Ashland Distribution
Strategy

- Continue focus on efficiency to create highest-value channel for customers and suppliers

- Build best-in-class product offering by aligning with globally leading suppliers that:
  - have low-cost production
  - can ensure continuity of supply
  - are investing in their business
  - are industry leaders in quality and reliability

- Leverage Ashland's technical resources and asset network to provide mass market penetration for specialty products

ASHLAND.

Ashland Recent Performance

- Overall, most markets showing some improvement sequentially

- Sizeable cost increases in propylene chain and significant volatility in benzene

- Price increases in process in most businesses, including Consumer Markets

- Completed sale of Drew Marine

ASHLAND.

Ashland 2010 Outlook

- Expect to fully realize ~$400 million of previously announced cost savings

- $200 million of capital expenditures forecasted

- Expecting increase in book pension expense

ASHLAND.

Investment Highlights

- Among top 10 specialty chemicals companies worldwide

- Continued emphasis on strong cash flow generation
  - Generated cash flows from operating activities of $649 million YTD June

- Management committed to conservative financing structure
  - Reduced debt by $616 million since Hercules acquisition in November 2008
  - Aim to achieve total gross debt of $1.6 billion and investment-grade credit statistics within 12 months

- Long-term investment opportunities within specialty chemicals businesses

- Achieving cost-reduction targets ahead of plan
  - Achieved $287 million in total Ashland run-rate savings at June 30, three months ahead of plan
  - Resizing business and cost structure to reflect 20-percent volume-reduction environment

- Ashland is well-positioned to leverage scale and outperform as the economy improves

ASHLAND.